UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 1Q12 PASSENGER TRAFFIC UP 10.38% YOY

México D.F., April 24, 2012 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three month period ended March 31, 2012.

1Q12 Highlights1:

•	EBITDA2 increased by 22.42% to Ps.828.46 million

•	Total passenger traffic was up 10.38%

•	Total revenues rose by 20.99% due to increases of 16.42% in aeronautical revenues, 25.08% in non-aeronautical revenues, and 46.12% in construction services revenues

•	Commercial revenues per passenger increased by 14.66% to Ps.74.63

•	Operating profit increased by 25.22%

•	EBITDA margin increased to 64.42% from 63.67% in 1Q11
____________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three month period ended March 31, 2012, and the equivalent three-month period ended March 31, 2011.  Financial figures for the three-month period ended March 31, 2011 have been restated to reflect IFRS.  Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.12.8093.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 1Q12, Page 1 of 18

Passenger Traffic

For 1Q12, total passenger traffic increased year-over-year by 10.38%. Domestic passenger traffic increased by 19.79% while international passenger traffic rose by 5.83%. Domestic passenger traffic growth was driven by increases across all airports as detailed in Table I below. Growth in international passenger traffic resulted mainly from an increase of 6.23% at the Cancún airport.

Table I: Domestic Passengers (in thousands)
Airport	1Q11	1Q12	% Change
Cancún	697.9	862.9	23.64
Cozumel	10.4	20.3	95.19
Huatulco	76.1	93.7	23.13
Mérida	241.9	279.5	15.54
Minatitlán	24.0	30.3	26.25
Oaxaca	70.0	94.8	35.43
Tapachula	36.5	37.7	3.29
Veracruz	174.3	176.0	0.98
Villahermosa	174.0	207.8	19.43
TOTAL	1,505.1	1,803.0	19.79
Note:      Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)
Airport	1Q11	1Q12	% Change
Cancún	2,861.9	3,040.1	6.23
Cozumel	143.6	136.2	(5.15)
Huatulco	38.1	38.2	0.26
Mérida	27.4	27.5	0.36
Minatitlán	1.0	1.5	50.00
Oaxaca	12.9	14.9	15.50
Tapachula	1.9	2.2	15.79
Veracruz	18.2	24.3	33.52
Villahermosa	11.2	12.9	15.18
TOTAL	3,116.2	3,297.8	5.83
Note:      Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)
Airport	1Q11	1Q12	% Change
Cancún	3,559.8	3,903.3	9.64
Cozumel	154.0	156.5	1.62
Huatulco	114.2	131.9	15.50
Mérida	269.3	307.0	14.00
Minatitlán	25.0	31.8	27.20
Oaxaca	82.90	109.7	32.33
Tapachula	38.4	39.9	3.91
Veracruz	192.5	200.3	4.05
Villahermosa	185.2	220.7	19.17 19.17
TOTAL	4,621.3	5,100.8	10.38
Note:      Passenger figures exclude transit and general aviation passengers.

ASUR 1Q12, Page 2 of 18

Consolidated Results for 1Q12

Total revenues for 1Q12 increased year-over-year by 20.99% to Ps.1,285.98  million. This was mainly due to increases of:

•	16.42% in revenues from aeronautical services, principally as a result of the 10.38% rise in passenger traffic;

•	25.08% in revenues from non-aeronautical services, reflecting the 26.48% increase in commercial revenues detailed below; and

•	46.12% in revenues from construction services as a result of capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 26.48% year-over-year during the quarter, principally due to higher passenger traffic. There were increases in revenues in the following activities:

•	32.49% in advertising;

•	31.54% in ground transportation;

•	31.30% in duty-free stores;

•	30.86% in retail operations;

•	23.18% in food and beverage;

•	21.52% in other revenues;

•	19.02% in banking and currency exchange services;

•	11.52% in car rental revenues; and

•	3.48% in parking lot fees.

These increases were partially offset by a decrease of 2.11% in teleservices revenues.

ASUR 1Q12, Page 3 of 18

Retail and Other Commercial Space
Openings that Have an Impact on YoY Comparisons
Business Name	Type	Opening Date
Cancún
Panamá Jack	Convenience store	March 2011
Grab & Go	Food and beverage	April 2011
California Pizza Kitchen	Food and beverage	April 2011
Air Shop	Convenience store (2 stores)	April & May 2011
Ando Volando Bajo	Convenience store	June 2011
Starbucks Cafe	Food and beverage	July 2011
Traffic Tours	Tourism booth	September 2011

Construction revenues and expenses. ASUR is required to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 1Q12, ASUR recognized Ps.90.52 million in revenues from “Construction Services” because of improvements to its concessioned assets, a 46.12% year-over-year increase. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Services revenues and Construction Costs have been included in ASUR's income statement, the increase in Construction Services revenues in 1Q12 did not result in a proportionate increase in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 1Q12 increased 15.85% year-over-year. This was primarily due to the following increases:

•	46.42% in construction costs, due to greater improvements made to the concessioned assets during the period;

•
11.49% in costs of services, principally reflecting higher energy costs, higher costs resulting from the increase in the number of convenience stores directly operated by ASUR and fees paid to third parties in connection with ASUR’s participation in international bidding processes;

•	8.21% in administrative expenses principally due to travel costs in connection with international bidding processes, as well as personnel costs;

•	22.38% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

ASUR 1Q12, Page 4 of 18

•	17.83% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	5.09% in depreciation and amortization, resulting mainly from capitalized investments.

Operating margin for the quarter increased to 56.73% from 54.81% in 1Q11. This was mainly due to the 20.99% increase in revenues which more than offset the 15.85% increase in expenses during the period.

Comprehensive Financing Cost for 1Q12 increased year-over-year to Ps.15.13 million from a de minimis amount in 1Q11, principally due to a higher foreign exchange loss. During 1Q12, ASUR reported a foreign exchange rate loss of Ps.18.21 million, net interest income of Ps.2.68 million, and a Ps.0.40 million mark-to-market gain in its interest rate swap. During 1Q11, ASUR reported net interest income of Ps.4.47 million, a Ps.0.90 million mark-to-market gain on the Company’s interest rate swap and a Ps.5.40 million foreign exchange rate loss.

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax. The Company evaluates and reviews its deferred assets and liabilities position under Mexican Financial Reporting Standards as applied by Mexican tax laws.

Income taxes for 1Q12 increased by 6.80%, or Ps.11.23 million year-over-year, principally due to the following factors:

•	Provisional IETU payments of Ps.4.25 million by some of ASUR’s subsidiaries;

•	A Ps.31.26 million increase in the provision for income taxes reflecting a higher taxable base as revenues rose 20.99% in the period while expenses only increased by 15.85%;

•	An Ps.18.55 million decline in deferred income taxes resulting from the recognition of inflationary effects;

•	A Ps.1.74 million increase in deferred IETU because of the expiry of tax credits; and

•	A Ps.0.78 million increase in the asset tax for amounts that cannot be credited against other taxes.

ASUR 1Q12, Page 5 of 18

Net income for 1Q12 increased 28.89% to Ps.537.97 million from Ps.417.38 million in 1Q11. Earnings per common share for the quarter were Ps.1.7932, or earnings per ADS (EPADS) of US$1.3999 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.3913, or EPADS of US$1.0861, for the same period last year.

  Table IV: Summary of Consolidated Results for 1Q12
	1Q11	1Q12	% Change
Total Revenues	1,062,898	1,285,978	20.99
Aeronautical Services	652,479	759,586	16.42
Non-Aeronautical Services	348,471	435,871	25.08
Commercial Revenues	304,359	384,953	26.48
Construction Services	61,948	90,521	46.12
Operating Profit	582,555	729,496	25.22
Operating Margin %	54.81%	56.73%	3.50%
EBITDA	676,726	828,461	22.42
EBITDA Margin %	63.76%	64.42%	1.19%
Net Income	417,384	537,971	28.89
Earnings per Share	1.3913	1.7932	28.89
Earnings per ADS in US$	1.0861	1.3999	28.89
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.8093.

  Table V: Commercial Revenues per Passenger for 1Q12
	1Q11	1Q12	% Change
Total Passengers (‘000)	4,676	5,158	10.31
Total Commercial Revenues	304,359	384,953	26.48
Commercial revenues from direct operations (1)	62,634	87,034	38.96
Commercial revenues excluding direct operations	241,725	297,919	23.25

Total Commercial Revenue per Passenger	65.09	74.63	14.66
Commercial revenue from direct operations per passenger (1)	13.39	16.87	25.99
Commercial revenue per passenger (excluding direct operations)	51.70	57.26	11.72
Note: For purposes of this table, approximately 55,000 and 57,000 transit and general aviation passengers are included for 1Q11 and 1Q12, respectively.
(1)	Revenues from direct commercial operations in 1Q12 represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

ASUR 1Q12, Page 6 of 18

  Table VI: Operating Costs and Expenses for 1Q12
	1Q11	1Q12	% Change
Cost of Services	203,205	226,556	11.49
Construction Costs	61,948	90,521	46.12
Administrative	39,274	42,497	8.21
Technical Assistance	35,642	43,618	22.38
Concession Fees	46,103	54,325	17.83
Depreciation and Amortization	94,171	98,965	5.09
TOTAL	480,343	558,619	15.85

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q12 were Ps.858.87 million, resulting in an annual average tariff per workload unit of Ps.163.34. ASUR’s regulated revenues accounted for approximately 66.79% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On March 31, 2012, Airport Concessions represented 80.03% of the Company’s total assets, with current assets representing 18.33% and other assets representing 1.64%.

Cash and cash equivalents on March 31, 2012 were Ps.2,069.24 million, a 35.27% increase from the Ps.1,529.67 million in cash and cash equivalents recorded on December 31, 2011.

Shareholders’ equity at the close of 1Q12 was Ps.16,014.30 million and total liabilities were Ps.3,188.55 million, representing 82.57% and 16.60% of total assets, respectively. Deferred liabilities represented 62.94% of the Company’s total liabilities.

Total bank debt at March 31, 2012 was Ps.604.0 million, including Ps.0.9 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreement include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, Veracruz Airport entered into a three-year credit agreement of Ps.50 million. The terms include a  floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 0.75% and quarterly interest payments.

ASUR 1Q12, Page 7 of 18

During the quarter, ASUR made principal payments of Ps.92.5 million in connection with the Ps.350 million and Ps.570 million three-year credit agreements.

In August 2010 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 17% of the interest rate exposure under its Ps.350 and Ps.570 million credit agreements. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21% per annum. The interest rate hedge during the quarter resulted in a Ps.0.4 million gain.

In the fourth quarter of 2011, Cancún Airport obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300 million and Ps.1,500 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.

Capital Expenditures

During 1Q12, ASUR made investments of Ps.152.35 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

IFRS Adoption

In compliance with regulations established by the Mexican National Banking and Securities Commission (CNBV), as of January 1, 2012 the Company has adopted International Financial Reporting Standards (IFRS) as the accounting standards to prepare its financial statements.

Furthermore, and in compliance with INIF 19 “Changes derived from the adoption of IFRS”, the most significant accomulated changes in net shareholders’ equity as of January 1, 2011 are included in the table below:

ASUR 1Q12, Page 8 of 18

Effects on the initial Shareholders’ Equity resulting from the adoption of IFRS as of January 1, 2011 (in thousands of Mexican Pesos)
Item	Description	Capital Stock	Retained Earnings	Legal Reserve	Total Shareholders’ Equity
Labor liabilities	Elimination of severance liabilities according to NIF D-3 and creation of a liability under IAS 19 - Net		Ps. 7,835		Ps. 7,835
Deferred employee profit sharing	Reversal of deferred employee profit sharing as it is outside the reach of IAS 12		(2,905)		(2,905)
Creation of a reserve for vacations	Recognition of accrued vacation rights not used by year-end.		(18,339)		(18,339)
Deferred Assets (income tax and flat tax)	Impact on deferred IETU derived from the recognition of provisions for vacations and employee benefits		3,534		3,534
Capital Stock	Elimination of inflation accounting.	(5,031,928)			(5,031,928)
Legal Reserve	Elimination of inflation accounting			(23,025)	(23,025)
Capital Stock and Legal Reserve	Reclassification of inflation accounting of capital stock and legal reserve to retained earnings		5,054,953		5,054,953
TOTAL		Ps. (5,031,928)	Ps. 5,045,078	Ps. (23,025)	Ps. (9,875)

The following table presents the principal effects of IFRS on Shareholders’ Equity as of March 31, 2012, December 31, 2011 and January 1, 2011

(In thousands of Mexican Pesos)	March 31, 2012	December 31, 2011	January 1, 2011
Shareholders’ Equity Under Mexican Financial Reporting Standards	$ 16,028,002	$ 15,487,813	$ 14,795,457
IFRS Adjustments:
Deferred Employee Profit Sharing	(3,862)	(3,862)	(2,905)
Severance Liability and actuarial gains and losses	10,442	10,342	7,835
Reserve for Vacations	(22,372)	(22,099)	(18,339)
Deferred IETU	2,088	4,218	3,534
Total IFRS Ajustments	(13,704)	(11,401)	(9,875)
Shareholders’ Equity Under IFRS	$ 16,014,298	$ 15,476,412	$ 14,785,582

ASUR 1Q12, Page 9 of 18

The following table presents the principal effects of IFRS on the Income Statement for the quarters ended March 31, 2011 and 2012.

(In thousands of Mexican Pesos)	1Q12	1Q11
Net Income Under Mexican Financial Reporting Standards	540,187	420,206
Elimination of severance liabilities according with INIF D-3 and creation of a liability under IAS 19 – Net	186	917
Recognition of accrued rights not used	(274)	(1,390)
Effect on deferred IETU resulting from the recognition of a reserve for vacation and employee benefits	(2,128)	(2,349)
Net Income Under IFRS	537,971	417,384

The adoption of IFRS has had the most significant impact on the following line items in our balance sheet:

a)	Labor liabilities and deferred employee profit sharing

As of the adption date, ASUR eliminated severance liabilities and deferred employee profit sharing as an adjustment to the initial balance.

b)	Reserve for Vacations

Accrued vacation rights not used by year-end are recognized as of the adoption date.

c)	Deferred taxes and/or IETU

The Company has decided to recognize both flat tax and income tax to determine its deferred taxes based on its projection of its results. No related adjustments were determined as of the transition date.

The Company has only determined the impact of deferred flat tax and income tax on the proposed adjustments to the initial transition Balance Sheet as of January 1. 2011.

d)	Inflation

The Company has determined the inflationary effect that has to be eliminated from the capital stock account and the legal reserve in accordance with IAS 21 and 29 applicable as of the adoption date.

ASUR 1Q12, Page 10 of 18

ASUR has determined that it will not eliminate the effects of inflation on its concessioned assets in accordance with IFRS 1. ASUR’s determination is based on its decision to apply the transition rules applicable to IFRIC 12 as part of its initial adoption of IFRS 1.  Pursuant to these transition rules, ASUR is not required to apply rule IFRIC 12 retrospectively if it determines that it would be  “impractical” to reconstruct the balance of fully depreciated assets. As a result, the Company has recorded as its starting asset balance the amounts recorded as of the December 31, 2011 balance sheet prepared under Mexican Financial Reporting Standards (MFRS), which contain the inflationary effect.

1Q12 Earnings Conference Call

Day:	Wednesday, April 25, 2012

Time:	10:00 AM US EDT; 9:00 AM Mexico City time

Dial-in number:	888.713.4213 (US & Canada) and 617.213.4865 (International & Mexico)

Access Code:	79168025

Pre-registration:	If you would like to pre-register for the conference call use the following link:
https://www.theconferencingservice.com/prereg/key.process?key=P9CY9XYKM

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly.  Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:	Starting Wednesday, April 25, 2012 at 12:00 PM US EDT, ending at midnight US EDT on Wednesday, May 2, 2012. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 83099325.

Analyst Coverage

Actinver Casa de Bolsa, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Grupo Bursatil Mexicano, HSBC, INVEX, JP Morgan, Morgan Stanley, Mornigstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector, Itau BBA.

Note: ASUR is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or the company management. Although ASUR may refer to or distribute such statements, this does not imply that the company agrees with or endorses any information, conclusions or recommendations included therein.

ASUR 1Q12, Page 11 of 18

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q12, Page 12 of 18

ASUR 1Q12, Page 13 of 18

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to March 31, 2012 and 2011

Thousands of Mexican pesos

Item	3 Months 2011	3 Months 2012	% Change	1Q 2011	1Q 2012	% Change
Revenues						
Aeronautical Services	652,479	759,586	16.42	652,479	759,586	16.42
Non-Aeronautical Services	348,471	435,871	25.08	348,471	435,871	25.08
Construction Services	61,948	90,521	46.12	61,948	90,521	46.12
Total Revenues	**1,062,898**	**1,285,978**	**20.99**	**1,062,898**	**1,285,978**	**20.99**
Operating Expenses						
Cost of Services	203,205	226,556	11.49	203,205	226,556	11.49
Cost of Construction	61,948	90,521	46.12	61,948	90,521	46.12
General and Administrative Expenses	39,274	42,497	8.21	39,274	42,497	8.21
Technical Assistance	35,642	43,618	22.38	35,642	43,618	22.38
Concession Fee	46,103	54,325	17.83	46,103	54,325	17.83
Depreciation and Amortization	94,171	98,965	5.09	94,171	98,965	5.09
Total Operating Expenses	**480,343**	**556,482**	**15.85**	**480,343**	**556,482**	**15.85**
Operating Income	**582,555**	**729,496**	**25.22**	**582,555**	**729,496**	**25.22**
Comprehensive Financing Cost	(3)	(15,128)	504,166.67	(3)	(15,128)	504,166.67
Non-Ordinary Item						
Non-Ordinary Item	-	-	-	-	-	-
Income Before Income Taxes	**582,552**	**714,368**	**22.63**	**582,552**	**714,368**	**22.63**
Provision for IETU	8,255	4,251	(48.50)	8,255	4,251	(48.50)
Provision for Income Tax	170,211	201,466	18.36	170,211	201,466	18.36
Provision for Asset Tax	2,084	2,866	37.52	2,084	2,866	37.52
Deferred Income Taxes	(23,388)	(41,935)	79.30	(23,388)	(41,935)	79.30
Deferred IETU	8,006	9,749	21.77	8,006	9,749	21.77
Net Income for the Year	**417,384**	**537,971**	**28.89**	**417,384**	**537,971**	**28.89**
Earnings per share	**1.39**	**1.79**	**28.89**	**1.3913**	**1.7932**	**28.89**
Earnings per American Depositary Share (in U.S. Dollars)	**1.09**	**1.40**	**28.89**	**1.0861**	**1.3999**	**28.89**

Exchange rate per dollar Ps. 12.8093

ASUR 1Q12, Page 14 of 18

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ASUR 1Q12, Page 17 of 18

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of March 31, 2012 and 2011
Thousands of Mexican pesos

Item	March 31, 2012			December 31, 2011			January 31, 2011		
	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS
Assets									
Current Assets									
Cash and Cash Equivalents	2,069,241		2,069,241	1,529,667		1,529,667	1,442,879		1,442,879
Trade Receivables, net	463,493		463,493	462,102		462,102	389,960		389,960
Recoverable Taxes and Other Current Assets	987,466		987,466	894,520		894,520	921,193		921,193
Total Current Assets	**3,520,200**	**-**	**3,520,200**	**2,886,289**	**-**	**2,886,289**	**2,754,032**	**-**	**2,754,032**
Non Current Assets									
Machinery, Furniture and Equipment, net	314,212		314,212	306,504		306,504	305,629		305,629
Airports Concessions, net	15,368,436		15,368,436	15,405,490		15,405,490	14,945,330		14,945,330
Deferred Employees' Statutory Profit Sharing	3,862	(3,862)	-	3,862	(3,862)	-	2,905	(2,905)	-
Total Non Current Assets	**15,686,510**	**(3,862)**	**15,682,648**	**15,715,856**	**(3,862)**	**15,711,994**	**15,253,864**	**(2,905)**	**15,250,959**
Total Assets	**19,206,710**	**(3,862)**	**19,202,848**	**18,602,145**	**(3,862)**	**18,598,283**	**18,007,896**	**(2,905)**	**18,004,991**
Liabilities and Stockholders' Equity									
Current Liabilities									
Trade Accounts Payable	18,440		18,440	28,876		28,876	10,738		10,738
Bank Loans	432,920		432,920	374,640		374,640	243,102		243,102
Accrued Expenses and Others Payables	536,693	22,372	559,065	335,098	22,099	357,197	242,820	18,339	261,159
Total Current Liabilities	**988,053**	**22,372**	**1,010,425**	**738,614**	**22,099**	**760,713**	**496,660**	**18,339**	**514,999**
Long Term Liabilities									
Bank Loans	171,119		171,119	321,950		321,950	647,503		647,503
Deferred Income Taxes	1,343,751		1,343,751	1,385,685		1,385,685	1,461,089		1,461,089
Deferred Flat Rate Business Tax	660,522	(2,088)	658,434	652,903	(4,218)	648,685	595,370	(3,534)	591,836
Labor Obligations	15,263	(10,442)	4,821	15,180	(10,342)	4,838	11,817	(7,835)	3,982
Total Long Term Liabilities	**2,190,655**	**(12,530)**	**2,178,125**	**2,375,718**	**(14,560)**	**2,361,158**	**2,715,779**	**(11,369)**	**2,704,410**
Total Liabilities	**3,178,708**	**9,842**	**3,188,550**	**3,114,332**	**7,539**	**3,121,871**	**3,212,439**	**6,970**	**3,219,409**
Stockholders' Equity									
Capital Stock	12,799,204	(5,031,928)	7,767,276	12,799,204	(5,031,928)	7,767,276	12,799,204	(5,031,928)	7,767,276
Legal Reserve	350,875	(17,614)	333,261	350,875	(17,614)	333,261	287,117	(23,025)	264,092
Share Repurchase Reserve	-		-	-		-	-		-
Net Income for the Period	540,189	(2,218)	537,971	1,592,356	(790)	1,591,566	1,275,143		1,275,143
IFRS Conversion Adjustment	-	5,044,257	5,044,257	-	5,044,341	5,044,341	-	5,045,078	5,045,078
Retained Earnings	2,337,734	(6,201)	2,331,533	745,378	(5,410)	739,968	433,993		433,993
Total Stockholders' Equity	**16,028,002**	**(13,704)**	**16,014,298**	**15,487,813**	**(11,401)**	**15,476,412**	**14,795,457**	**(9,875)**	**14,785,582**
Total Liabilities and Stockholders' Equity	**19,206,710**	**(3,862)**	**19,202,848**	**18,602,145**	**(3,862)**	**18,598,283**	**18,007,896**	**(2,905)**	**18,004,991**

ASUR 1Q12, Page 18 of 18

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 24, 2012